Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended June 30,
	2007	2006
Net Income	$127,117,000	$127,375,000

Basic weighted average shares outstanding	94,964,817	99,665,151
Diluted weighted average shares outstanding	96,651,585	100,982,451
Basic net income per share	$1.34	$1.28

Diluted net income per share	$1.32	$1.26

	Three months ended June 30,
	2007	2006
Net Income	$262,308,000	$247,649,000

Basic weighted average shares outstanding	96,218,079	101,145,685
Diluted weighted average shares outstanding	97,857,243	102,250,714
Basic net income per share	$2.73	$2.45

Diluted net income per share	$2.68	$2.42